United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Signature Page

Press Release

Companhia Vale do Rio Doce
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON AUGUST 31, 2007.
On August 31, 2007, at 10.30 am, the members of the Board of Directors Messrs. Sérgio Ricardo Silva Rosa (who was the Chairman of the Meeting), Mário da Silveira Teixeira Júnior (who was the Vice-President of the Meeting), Jorge Luiz Pacheco, Renato da Cruz Gomes, Wanderlei Viçoso Fagundes, José Ricardo Sasseron, Sandro Kohler Marcondes, Caio Marcelo de Medeiros Melo, João Batista Cavaglieri, Francisco Augusto da Costa e Silva and Hidehiro Takahashi met, extraordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having decided about the following subject: “NOMINATION OF CVRD EXECUTIVE OFFICER — The Board of Directors of CVRD, accepting the indication made by Mr. Roger Agnelli, CEO of CVRD, pursuant to CVRD’s By-Laws, appointed Mr. Demian Fiocca, Brazilian, married, economist, bearer of identity card nr. 7,899,440-8, issued by SSP/SP, enrolled in the CPF under nr. 130, 316, 328-42, with his office at Av. Graça Aranha, 26/ 18º floor, CEP 20030-900, Rio de Janeiro, RJ, to take over the position of Executive Officer responsible for the Technology and Information Management Area. The Executive Officer elected will have the same mandate as the other members of the Executive Board, which ends on May, 2009, and his remuneration will be paid as established on the Ordinary General Shareholders Meeting of CVRD held on April 27, 2007, which approved the global remuneration of the management, for the year ended December 31, 2007.” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, August 31, 2007.
Kátia Christina Vasconcelos R. de Melo
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 11, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations